August 15, 2007	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via EDGAR Submission and Federal Express

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Wits Basin Precious Minerals Inc.
Filed June 27, 2007
File No. 001-12401

Dear Ms. Moncada-Terry:

This letter constitutes Wits Basin Precious Minerals Inc.’s (hereinafter called “Wits Basin” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated August 9, 2007 (the “Comment Letter”) with respect to the Company’s filing of a Preliminary Proxy Statement on Schedule 14A on June 27, 2007 (File No. 001-12401) (the “Proxy”).

The Company's responses to comments 2 and 3 reflect proposed amendments to Proposal No. 2 of the proxy, with the proposed form of Proposal No. 2 (as to be amended) set forth on Exhibit A hereto. We also enclose for your convenience (in federal express copy only) a marked copy of Proposal No. 2 which will highlight the proposed changes.

The following responses are numbered to correspond to the Comment Letter. If the responses are acceptable, please let us know and the Company will then file a final proxy statement via EDGAR.

Schedule 14A filed June 27, 2007

General

1.	Please file the response letter as correspondence on EDGAR.

RESPONSE:

Our records indicate that the response letter dated July 27, 2007 was filed as correspondence on EDGAR after hours on July 27, 2007 (accepted by the SEC at 7:24 p.m. EDT). Please let us know if you need a copy of our submission notification.

Proposal No. 2: Amendments to the Our Articles of Incorporation, page 13

2.
Incorporate in your disclosure the pertinent information you provided in response to prior comments 1 and 2, including the number of securities reserved for issuance once the authorized capital is increased and the discussion about the proposed consulting agreement pursuant to which you will issue 3,000,000 shares of your common stock.

RESPONSE:

Attached as Exhibit A hereto is a proposed draft of Proposal No. 2 of the Proxy, which sets forth the Company’s proposed changes to Proposal No. 2, including changes in response to the Commission's comments, which will be filed in the Company’s definitive proxy statement if approved by the Commission. Please note that the Company has also incorporated proposed changes to the “Additional Considerations” portion of Proposal No. 2 that are not in response to the Commission’s comments but rather are additional comments proposed by the Company for clarity, and to emphasize that the proposal to increase the number of shares of the Company’s capital stock is independent from, and not conditioned on or a condition of, the proposed merger transaction.

3.
Revise the disclosure to make clear that you have a sufficient number of authorized shares of common stock to enable the conversion or exercise of derivative securities owned by holders who have not agreed to abstain from converting or exercising their securities.

RESPONSE:

See the response to comment 2 and Exhibit A hereto.

Closing Comments

In your Closing Comments, you request a statement form the Company acknowledging that: “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

RESPONSE:

Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

* * * *

Please do not hesitate to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Very truly yours,

/s/ Ranga Nutakki

Ranga Nutakki